Confidential

Will H. Cai +852 3758 1210 wcai@cooley.com

January 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Melissa Walsh, Senior Staff Accountant Mr. Stephen Krikorian, Accounting Branch Chief Ms. Priscilla Dao, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Bitdeer Technologies Group Responses to Staff’s Comments on Draft Registration Statement on Form F-4 Submitted on December 15, 2021 CIK No. 0001899123

Ladies and Gentlemen:

On behalf of our client, Bitdeer Technologies Group (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 11, 2022 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form F-4 (the “DRS”). In response to the comments set forth in the Comment Letter, the Company has revised the DRS and is filing a revised version of the DRS (the “Revised DRS”) via EDGAR with this response letter.

Set forth below are the Company’s responses to the Comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Revised DRS. Capitalized terms used but not defined herein are used herein as defined in the Revised DRS.

Draft Registration Statement on Form F-4

Cover Page

1.	Please clearly disclose that you will be classified as a “controlled company” under the rules of The Nasdaq Capital Market and provide clear disclosure in the risk factors section and as appropriate throughout the filing in this regard.

In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 27, 28, 39, 86, 87, and 200 of the Revised DRS.

January 24, 2022 Page 2	Confidential

Questions and Answers About the Proposals, page 10

2.	It is not clear why shareholders are being asked to separately vote on the Business Combination and Initial Mergers Proposals. Revise your current Q&As relating to each or include a new one clarifying why.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 143 of the Revised DRS. The Company respectfully submits that under the laws of the British Virgin Islands, a statutory merger involving a BVI company (such as each of the Initial Mergers) requires the approval by shareholders and filings of the related shareholder resolutions specifically approving such statutory merger. In light of the foregoing requirement under BVI laws and for good corporate governance practice, BSGA is seeking separate approval of the Initial Mergers by its shareholders in addition to the approval of the Merger Agreement and transactions contemplated thereby as set forth under “The Business Combination Proposal” of the DRS.

Q: What equity stake will current BSGA Shareholders..., page 17

3.	Please revise your tabular disclosures here and as appropriate throughout the filing to show the potential impact of interim levels of redemptions.

In response to the Staff’s comment, the Company has revised its disclosure on pages 18 and 19 of the Revised DRS.

4.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders and rights retained by redeeming shareholders, at each of the redemption levels detailed in your chart, including any needed assumptions.

In response to the Staff’s comment, the Company has revised its disclosure on pages 18, 29, 83 and 84 of the Revised DRS.

5.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your chart related to dilution.

The Company confirms that the underwriting fees remain constant and are not adjusted based on redemptions. The underwriters in BSGA’s IPO were issued 57,500 BSGA Class A Ordinary Shares at the closing of BSGA’s IPO as compensation for their services in the IPO and such shares are not entitled to redemption rights in connection with the Business Combination.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Revised DRS.

Q: What are the U.S. federal income tax consequences of the Business Combination..., page 19

6.	Revise your answer to this question to clearly state whether BSGA and Bitdeer investors should expect the Business Combination to be a taxable transaction for them. If you must qualify your answer because of uncertainty, indicate that further explanation is provided later in your filing.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Revised DRS to state that BSGA investors should expect the Business Combination to be a nontaxable transaction for them.

The Company respectfully advises the Staff that it does not believe that any disclosure is required to address whether Bitdeer investors should expect the Business Combination to be a taxable transaction to them. Because the proxy statement contained in the Registration Statement is addressed solely to BSGA Shareholders, the Company does not believe that the Registration Statement needs to address the tax consequences of the Business Combination to current Bitdeer investors. Furthermore, to the Company's knowledge, Bitdeer does not have any principal shareholders who are U.S. persons. Therefore, the U.S. tax consequences of the Business Combination are not expected to be material to Bitdeer investors. The Company understands that Bitdeer is planning to solicit consent to the Business Combination from its own stockholders separately.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 24, 2022 Page 3	Confidential

Summary of the Proxy Statement/Prospectus , page 20

7.	We note the characterization of Bitdeer as “a world-leading technology company for the cryptocurrency mining community.” Provide your basis for this statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 181 and 202 of the Revised DRS to further substantiate the characterization of Bitdeer.

Reasons for BSGA Board’s Approval of the Business Combination, page 23

8.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

In response to the Staff’s comment, the Company has revised the disclosure on pages 81, 139 and 176 of the Revised DRS.

9.	We note that one of the Board’s reasons for approval of the Business Combination is “Substantial Retained Proceeds.” Please clarify why the Board is confident that the SPAC proceeds will not be substantially diminished due to redemptions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 137 of the Revised DRS.

Risk Factors, page 38

10.	Please add a risk factor that addresses the risk that your dual-class structure may render your ADSs ineligible for inclusion on certain stock market indices, which could adversely affect price and liquidity.

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Revised DRS.

11.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 81, 140 and 176 of the Revised DRS.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 24, 2022 Page 4	Confidential

12.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 29 and 85 of the Revised DRS.

13.	We note that the BTG board will be comprised of individuals who appear to be located in or have significant ties to the People’s Republic of China, and that BSGA is headquartered in Hong Kong. Please disclose any associated legal and operational risks, such as risks related to PRC-based regulations or permissions. Please refer to the “Sample Letter to China-Based Companies,” which notes that recent developments with respect to the relationship between China and Hong Kong may raise similar risk considerations for companies based in Hong Kong. Please also confirm that BTG and its subsidiaries will not have any operations in the PRC.

The Company respectfully advises the Staff that BTG is not, and will not in the foreseeable future, become a “China-based company,” as such term is used in the Commission’s “Sample Letter to China-Based Companies,” based on the following facts:

(a)	All five mining datacenters of Bitdeer, the target in the Business Combination, are located either in the United States or Norway. Bitdeer currently does not have any business operations in China, nor does it intend to have any business operations in China in the foreseeable future.

(b)	Although historically Bitdeer derived a portion of its revenue from China, following China’s ban on crypto mining and trading activities in September 2021, it has ceased operations in China and closed down all of its China’s subsidiaries. As such, currently Bitdeer does not have any subsidiary in China, nor does it intend to set up any subsidiary in China or generate any revenues from China in the foreseeable future.

(c)	The sole director of BTG prior to the consummation of the Business Combination is a Singapore national located in Singapore. While the Company is still in the process of selecting its board members following the consummation of the Business Combination, the Company does not expect the BTG board to include any individual who is based in China in the foreseeable future after the consummation of the Business Combination.

(d)	Neither BTG nor Bitdeer uses variable interest entity (VIE) structure anywhere.

With respect to BSGA, the Company further advises the Staff that, the fact that BSGA is headquartered in Hong Kong does not subject BTG to risks related to PRC-based regulations or permissions, or risks identified in the “Sample Letter to China-Based Companies.” BSGA itself is a blank-check company with no assets, subsidiaries or operations in China. BSGA itself is not subject to PRC-based regulations or permissions, which solely apply to PRC-incorporated companies. Furthermore, BTG expects to dispose of BSGA after the Business Combination to optimize its organizational structure for its operations.

Based on the above, the Company respectfully advises the Staff that BTG is not subject to the legal or operational risks related to PRC-based regulations or permissions, or risks identified in the “Sample Letter to China-Based Companies.”

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 24, 2022 Page 5	Confidential

The cryptocurrency industry in which Bitdeer operates is characterized by..., page 38

14.	A significant part of this risk factor focuses on the company’s competitive strengths. Revise this risk factor to focus on the risk that the company may not maintain its current strengths rather than providing quantitative support for its business achievements.

In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Revised DRS.

Bitdeer relies on supplies from a single or a group of third-party electricity..., page 46

15.	We note your disclosure in this risk factor of your reliance on certain third-party service providers, including, in some cases, on a single provider. Please disclose the material terms of your agreements with such providers, including the term and any termination provisions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and 49 of the Revised DRS.

Growth in the popularity and use of other blockchain networks other than PoW..., page 58

16.	We note the disclosure that you may diversify your mining business by expanding it to other protocols, such as proof of stake. Please disclose whether you have actually commenced operations in regards to these other protocols and, if so, identify each protocol and the related digital assets you hold.

In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 186 of the Revised DRS.

BSGA shareholders will experience immediate dilution as..., page 79

17.	Due to the number of shares that will be held by such a few number of public shareholders following the Business Combination, address any risk to the liquidity of the company’s stock due to possible lack of shares available for trading.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Revised DRS.

Because under certain attribution rules BTG’s non-U.S. subsidiaries may be treated..., page 91

18.	Because of the concentration of share ownership with Mr. Wu following the Business Combination, it is not clear how this risk factor addressing a tax risk to 10% or greater shareholders is applicable. Please advise.

The Company respectfully advises the Staff that although there are not expected to be any U.S. “Ten Percent Shareholders” as of the consummation of the Business Combination, the risk factor was included to highlight the risks to any U.S. investor in the Company that may become a Ten Percent Shareholder in the future due to potential changes in ownership percentages of the stock of the Company. Note that the determination of whether a person is a Ten Percent Shareholder is based on either vote or value. Therefore, it cannot be ruled out that a shareholder other than Mr. Wu may own in the future less than 10% of the voting power, but 10% or more of the stock by value.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 24, 2022 Page 6	Confidential

Appraisal Rights, page 95

19.	It is not clear how a shareholder who wants to exercise appraisal rights with the First SPAC Merger “but not with the other transactions in the Business Combination” does so. Please revise to set forth the steps a shareholder must follow to exercise appraisal rights.

In response to the Staff’s comment, the Company has revised the disclosure on pages 101 and 102 of the Revised DRS.

The Business Combination Proposal

Background of the Business Combination, page 117

20.	If your sponsor, a member of management or affiliates have a track record with SPACs, please provide balanced disclosure about this record and the outcomes of the prior transactions. Please also disclose if the sponsor has other SPACs in the process of searching for a target company, whether the SPAC’s sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached.

BSGA submits that its sponsor and affiliates thereof had sponsored one SPAC (“SPAC I”) other than BSGA. SPAC I was negotiating a potential business combination with Bitdeer which did not move forward because it became clear to Bitdeer and SPAC I that Bitdeer needed more time to communicate with its shareholders and obtain their consent of the proposed business combination, and that the transaction could not have been consummated within the expected timeline of SPAC I for consummating its initial business combination. This was disclosed on page 122 of the Registration Statement. BSGA confirms that its sponsor, members of its management or its affiliates had not sponsored any other SPACs besides SPAC I. BSGA further submits that its sponsor is in the process of making confidential submissions to the Commission of a registration statement in connection with the IPO of another SPAC, which is not expected to start its search for target businesses until after the consummation of the Business Combination.

The Company has also revised the disclosure on page 122 of the Revised DRS to explain how the decision to terminate the negotiations with Bitdeer was made by SPAC I.

BSGA’s Board Discussion of Valuation

Certain Projected Information of Bitdeer, page 127

21.	We note your operational and financial projections and assumptions for the year ended December 31, 2022 and the accompanying breakdown of your managing hash rate projection. Please provide further granular information supporting your projection including the anticipated number of mining machines needed to reach your projected managing hash rate, the expected efficiency of the mining machines, the projected Bitcoin price, and projected network hash rate. In addition, please indicate whether you have agreements in place to increase your total electricity capacity to 974 MW by December 31, 2022. If not, explain your basis for anticipating that such agreements will be available and secured in time to support your projected managing hash rate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 133 through 135 of the Revised DRS.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 24, 2022 Page 7	Confidential

Reasons for BSGA Board’s Approval of the Business Combination, page 130

22.	When addressing “Post-Closing Corporate Governance,” discuss whether the Board considered Mr. Wu’s holdings of Class A Ordinary Shares and ADSs following the Business Combination, and his ability to sell substantially all such holdings, yet still retain control over the company due to his Class V Ordinary Share holdings.

In response to the Staff’s comment, the Company has revised the disclosure on pages 136 and 137 of the Revised DRS.

Interests of BSGA Directors and Officers in the Business Combination, page 132

23.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the Revised DRS.

24.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 139 of the Revised DRS.

25.	Disclose the effective per share price paid by the sponsor for its holdings in the company based upon the price paid for the Founder’s Shares and private placement of units.

In response to the Staff’s comment, the Company has revised the disclosure on page 139 of the Revised DRS.

Material Tax Considerations

Qualification of the Initial Mergers as a Reorganization, page 152

26.	Please note that whenever a representation is made to shareholders who are receiving shares in the Business Combination that there should be no material tax consequences such representation must be supported by an opinion of tax counsel. Please ensure that your to be filed tax opinion addresses all such representations: (1) the separation of the BSGA Unit; (2) the conversion of the BSGA Right into Class A; (3) the receipt of BTG ADSs in exchange for BSGA Class A Ordinary Shares; and (4) the receipt of BTG ADS in exchange for Bitdeer Shares. In addition, the disclosure under this section should be focused on the specific tax consequences to current BSGA and Bitdeer shareholders receiving shares in the Business Combination. The current discussion that addresses the material tax consequence of “the Initial Mergers” is confusing and should focus on the material tax consequences of the entire Business Combination. Refer to Item 601(b)(8) of Regulation S-K. See also Staff Legal Bulletin No. 19 for further guidance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 158 and 159 of the Revised DRS. The Company will file an opinion by Davis Polk & Wardwell LLP as Exhibit 8.1 to the DRS in a subsequent amendment thereto.

The Company respectfully advises the Staff that it does not believe that any disclosure or opinion is required to address the tax consequences to Bitdeer investors of the receipt of BTG ADS in exchange for Bitdeer Shares. As discussed above in respect to Staff Comment 6, the proxy statement contained in the Registration Statement is addressed solely to BSGA Shareholders. Furthermore, to the Company's knowledge, Bitdeer does not have any principal shareholders who are U.S. persons. Therefore, the U.S. tax consequences of the receipt of BTG ADS in exchange for Bitdeer Shares are not expected to be material to Bitdeer investors. The Company understands that Bitdeer is planning to solicit consent from its own shareholders separately. However, in response to the Staff’s comment the Company has revised the disclosure on page 158 of the Revised DRS to clarify that the exchange of Bitdeer Shares to BTG ADS by Bitdeer investors pursuant to the Acquisition Merger should not have an adverse U.S. federal income tax effect on BSGA shareholders (to whom the proxy statement is addressed).

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 24, 2022 Page 8	Confidential

Information Related to Bitdeer, page 174

27.	Please describe your digital asset storage and custodial practices in greater detail and revise your related risk factor disclosure to discuss risks specific to your custody practices. In this regard, we note your disclosure that substantially all your digital assets are stored in wallets held in custody by a related party. Please also file the agreement(s) governing custody of your digital assets as exhibit(s) to the registration statement pursuant to Item 601(b)(10) of Regulation S-K, or explain why you are not required to file the agreement(s).

In response to the Staff’s comment, the Company has revised the disclosure on pages 187 and 188 of the Revised DRS to include a new section titled “Our Cryptocurrencies Storage and Custodial Practices” and revised the risk factor disclosure on page 59 of the Revised DRS to include a new risk factor titled “Bitdeer may not have adequate sources of recovery if the cryptocurrencies held by its are lost, stolen or destroyed due to third-party cryptocurrencies custodial services, which could have a material adverse effect on Bitdeer’s business, financial condition and results of operations.”

The Company respectfully advises the Staff that it will supplementally file the agreement(s) governing customary of its digital assets as exhibit(s) to the registration statement.

28.	You reference holding digital assets other than those you mine in several places throughout the filing (such as in the Risk Factors). Please identify these digital assets and your holdings of such digital assets. Please describe your policies and procedures for holding and selling digital assets, acquired through mining or otherwise. Please also explain whether and to what extent you leverage digital assets that you hold to generate additional income, such as through lending.

In response to the Staff’s comment, the Company has revised the disclosure on page 186 of the Revised DRS under a new section titled “Policies and Procedures Related to Our Cryptocurrencies.”

29.	Provide a detailed description of the process and framework that you use to determine whether any digital assets that you hold or acquire are securities as defined in Section 2(a)(1) of the Securities Act. Please address the specific risks inherent in your policy and framework for determining that digital assets you currently hold or may acquire and hold in the future (whether through your mining activities, transactions involving digital assets, or otherwise) are not securities. Please describe the limitations of any policy and framework you have in this regard, and state that these are risk-based judgments by the company and are not a legal standard or determination binding on any regulatory body.

In response to the Staff’s comments, the Company has revised disclosure on pages 186 and 187 of the Revised DRS under the new section titled “Policies and Procedures Related to Our Cryptocurrencies.”

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 24, 2022 Page 9	Confidential

Overview, page 174

30.	For context, please disclose your net losses for the relevant periods alongside your total revenues here and throughout the filing as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 49, 181, 182, and 203 of the Revised DRS.

Our Business Lines and Software Infrastructure, page 177

31.	Please specify the “nine cryptocurrencies” that are currently mined on a proprietary or shared basis, as well as the extent to which your business revolves around Bitcoin (which you refer to on page 203 as “the most significant cryptocurrency” involved in your business operation). Please specify the percentage of your mining operations that each digital asset represents. Please also disclose whether you intend to expand your mining operations to other digital assets in the future, and, if so, please identify those digital assets.

In response to the Staff’s comment, the Company has revised the disclosure on page 186 of the Revised DRS under the new section titled “Cryptocurrencies and Protocols Involved in Our Business.”

32.	Please provide a more detailed description of your “hash rate sharing” and “hosting” lines of business, including the respective roles of the company and the customers and the terms of your actual agreements with customers. Please disclose whether you use a standard agreement with customers or if agreements are individually negotiated with each customer. If the latter, please provide an explanation of the terms that may differ among customers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 184 through 186 of the Revised DRS.

Bitdeer’s Management’s Discussion & Analysis of Financial Condition & Results of Operations

Overview, page 192

33.	Please revise to clearly disclose the percentage of revenue attributable to each offering described in the second paragraph of this section. This disclosure should primarily describe the proprietary mining and Cloud Hash Rate as they represent substantially all of your revenue recognized from your primary business lines.

In response to the Staff’s comment, the Company has revised the disclosure on pages 202 and 203 of the Revised DRS.

34.	Please revise your disclosure to provide your Profit/(loss) for the year/period before your disclosures of the Adjusted EBITDA in your third paragraph discussion. The IFRS amounts should be presented with equal or greater prominence than non-IFRS measures. Please provide similar revisions when the non-IFRS measures are presented without the directly comparable IFRS amounts throughout your filing. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 181, 182, 203 and 216 of the Revised DRS.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 24, 2022 Page 10	Confidential

Key Components of Our Results of Operations

Revenue

Cloud Hash Rate, page 199

35.	Please clarify whether you accept, or intend to accept, digital assets as payment for services such as Cloud Hash Rate.

In response to the Staff’s comment, the Company has revised the disclosure on page 209 of the Revised DRS.

Quantitative and Qualitative Disclosure about Financial Risk, page 212

36.	Please revise to provide quantitative information for each of your market risk exposure categories. Refer to Part I, Item 11(a) of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 223 of the Revised DRS.

Blue Safari Group Acquisition Corp

Notes to Condensed Financial Statements

Note 2 - Restatement of Previously Issued Financial Statements, page F-8

37.	We note that the company filed an Item 8.01 Form 8-K on June 21, 2021 that included an audited balance sheet dated June 14, 2021. We further note that the company has restated such balance sheet here on an unaudited basis. Please explain why the restated balance sheet was not subject to an audit. Provide your materiality analysis and ensure that you address that the changes to the line items are significant.

In response to the Staff’s comment, BSGA has restated the balance sheet dated June 14, 2021, and filed an amendment to the Form 8-K. The restated balance sheet has been audited. For details, please refer to the amended Form 8-K available via the following hyperlink:

https://www.sec.gov/ix?doc=/Archives/edgar/data/1853084/000110465922005623/tm223235d1_8ka.htm

Bitdeer Technologies Holding Company and Subsidiaries

Notes to the Consolidated Financial Statements, page F-58

38.	Please provide disclosure of the amount of revenue and non-current assets by geographical areas. Refer to paragraph 33 of IFRS 8.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-38 through F-39 and F-73 of the Revised DRS.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 24, 2022 Page 11	Confidential

Note 2. Summary of Significant Accounting Policies

l. Mining machines, page F-64

39.	Please explain the basis for accounting for mining machines at cost less accumulated depreciation and impairment losses. In this regard, it would appear that certain mining machines are held for sale in the ordinary course of business, which is included in the definition of inventories in IAS 2. In addition, explain the basis for your net presentation of gains and losses on the sale of mining machines within revenue. Address how you considered the guidance in paragraphs B34 through B38 of IFRS 15. In this regard, we note that you control the mining machine before it is transferred to the customer. Finally, please address the basis for the classification on the statements of cash flows related to proceeds from the sale of mining machines and the cash outflows for the purchase of mining machines held for sale in the ordinary course of business.

The Company respectfully advises the Staff that mining machines are Bitdeer’s primary revenue earning equipment. Bitdeer’s plan of purchase of mining machines focuses on the purpose of held-for-use in the provision of its Cloud Hash Rate and Proprietary Mining businesses and the mining machines are generally intended to be used during more than one period, which meets the definition of property, plant and equipment pursuant to paragraph 6 of IAS 16. The basis for accounting for mining machines is determined pursuant to the initial recognition and measurement subsequent to initial recognition requirements as set forth in IAS 16. Bitdeer acknowledges that it estimates a one-year useful life for mining machines held during the years ended December 31, 2019 and 2020, which is the average period that Bitdeer expects to hold the mining machines, based on the period in which Bitdeer expects optimal output from the mining machines. The useful life is largely impacted by the price of cryptocurrencies and technological advancement. Bitdeer continuously monitors the performance of its mining machines and reassesses the useful life of the machines at least at each financial year-end. Currently, Bitdeer estimates the useful life to be generally two years for the mining machines due to relatively higher cryptocurrency price since 2021 and technological advancement on the new models of machines which Bitdeer now holds.

For mining machines sold in the Cloud Hosting or Sale of Mining Machines businesses, Bitdeer analyzed and concluded that before the sales transactions occurred, those mining machines were not held for sale in the ordinary course of business and thus did not meet the definition of inventories in IAS 2. Specifically, when planning or making mining machine purchases, Bitdeer does not intentionally set aside, appropriate, or purchase any mining machine for the purpose of re-sale nor does it have a sales plan. The purpose of procuring mining machines is entirely related to the operation of Bitdeer’s Cloud Hash Rate and Proprietary Mining businesses. Since Bitdeer has access to the newer models of mining machines, it regularly disposes of existing mining machines which no longer generates optimal output to free up positions in the datacenters for newer models of mining machines with better performance. From time to time, Bitdeer is open to purchase inquiries. However, due to the haphazard nature of such inquiries, no mining machines will be identified as held-for-sale before the sales occur.

Pursuant to the above analysis, Bitdeer recognizes the gain or loss arising from the disposal of mining machines in accordance with paragraph 72 of IAS 16. Because the disposal occurs regularly, Bitdeer includes the net gain or loss on sale of mining machines as other revenue, included in the revenue line. As the mining machine is revenue earning equipment, disposal of the mining machines does not fall under the scope of IFRS 15 (not an output of Bitdeer’s ordinary activities).

Since the mining machines are revenue earning assets, Bitdeer classified the cash flows related to proceeds from the sale of mining machines and cash outflows for the purchase of mining machines to cash flows from investing activities in accordance with paragraph 6 of IAS 7.

Bitdeer has also assessed whether the mining machines should be classified as held for sale pursuant to IFRS 5. Paragraph 7 indicated held for sale classification is only achieved where the assets is available for immediate sale in its present condition and the sale is highly probable. Paragraph 8 indicated certain criteria must be met for a sale to be highly probable. Since Bitdeer purchased mining machines solely for the purpose of conducting the Cloud Hash Rate and Proprietary Mining businesses, it does not commit any mining machine for sale nor does it actively locate the buyer regarding the sale of its mining machines. The sale is not highly probable and Bitdeer concludes that the mining machines purchased should not be classified as held for sale under IFRS 5.

In response to the Staff’s comment, the Company has revised the disclosure on page F-66 of the Revised DRS to prominently distinguish the revenue from sale of mining machine from the Cloud Hosting and Sale of Mining Machine business from revenue from contract with customers.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 24, 2022 Page 12	Confidential

o. Revenue recognition, page F-65

40.	Please revise to clearly describe the form of consideration received for each of your sources of revenue.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-65 through F-66 of the Revised DRS. As the discussion of the proprietary mining revenue already indicated the consideration earned from mining activities is cryptocurrency reward, no further modification is made.

41.	We note that the Cloud Hash Rate offering generates revenues from fees paid to subscribe the hash rate as well as electricity which maintains the mining machines that produce the subscribed hash rate. Disclose the amount of revenue recognized from each service. In addition, please clarify whether the fees for your Cloud Hash Rate offering is fixed at the start of a contract term. Explain how you determine the fee for the electricity component of this offering, and indicate whether there are instances where the fixed fee was less than the electricity charge. In addition, please clarify who maintains custody of the mined reward Bitcoin.

In response to the Staff’s comment, the Company has revised the disclosure on pages 211, F-38 and F-67 of the Revised DRS to include the breakdown of revenue arising from the hash rate subscription and electricity subscription.

The Company respectfully advises the Staff that Bitdeer arranges Cloud Hash Rate sales with customers by offering hash rate subscription plans for the provision of hash rate for a period of time. The customer pays a fixed amount for the subscribed hash rate at the commencement of the plan and does not need to make additional payments in the duration of the plan. The revenue related particularly to the hash rate subscription is amortized ratably throughout the duration of the plan. The customer also needs to pay for electricity subscriptions, which are separately sold, to maintain the mining machines that produce the subscribed hash rate. Bitdeer offers electricity subscriptions in short durations and the customers need to purchase electricity subscriptions multiple times to cover the duration of the hash rate subscription plan. Most of the electricity subscriptions purchased by the customers are three-day, five-day and ten-day subscriptions. The price of each electricity subscription equals the electricity unit price times the subscription period in days and the revenue related particularly to the electricity subscriptions is recognized ratably throughout the duration of each respective subscription. The electricity unit price is fixed at any given point in time. Bitdeer adjusts the fixed unit price from time to time to accommodate for the change in electricity fees charged to it by the market.

In regards to the custody of the mined cryptocurrency reward, the Company respectfully advises the Staff that in Cloud Hash Rate arrangements, the customer designates a cryptocurrency wallet address owned by the customer to receive cryptocurrency rewards from mining using the hash rate the customer subscribed from Bitdeer. The cryptocurrency mining rewards are transferred to the customer directly from the mining pool. Bitdeer does not hold custody of the mined rewards.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 24, 2022 Page 13	Confidential

42.	We note that you offer a certain type of plan that provides your customers a quicker recovery of a customer’s cost. Revise to disclose the amount of the additional transaction price that is part of the mining rewards net of the electricity cost the customer paid for. In addition, please explain why you are presenting this reward on a net basis. Disclose those amounts here and within your revenue discussion in your results of operations disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 211, F-38 and F-67 of the Revised DRS to include the breakdown of revenue arising from the additional transaction price and clarify the basis of the additional transaction price.

To provide more clarity to the additional transaction price, the Company respectfully advises the Staff that Bitdeer charges additional transaction price in exchange for the provision of a quicker recovery of a customer’s cost related to amount paid in both the hash rate as well as electricity subscriptions. In other words, the customers under this type of plan would pay lower fees upfront for the hash rate subscription but will share a certain percentage of their net earnings after the total amount of cryptocurrency reward received by the customer exceeds the total amount of costs paid for the hash rate subscription and electricity subscription. The additional transaction price, once Bitdeer is entitled to, is determined using the incremental cryptocurrency mining reward less the incremental electricity cost the customer paid for (incremental mining profits) as basis, then multiplied by the percentage shared by Bitdeer. The additional transaction price is presented on the gross amount of the transaction price which Bitdeer is entitled to.

43.	Please tell us whether your Cloud Hash Rate arrangements meet the definition of a lease under IFRS 16 and provide a discussion of your analysis.

The Company respectfully advises the Staff that Bitdeer considered whether the Cloud Hash Rate arrangements meet the definition of a lease based on paragraphs B9-B33 of IFRS 16. Specifically, in accordance with paragraph B14 of IFRS 16, Bitdeer has a substantive right to substitute the hash rate provided to the customer (i.e., to provide hash rate from different mining machines) throughout the period of use in its Cloud Hash Rate arrangement. Bitdeer is able to benefit from such substitution. For example, by substitution, Bitdeer is able to sell the original mining machines for profit, redesignate the original mining machines to operate under proprietary mining business and to optimize the distribution of computing power, etc. As such, Bitdeer concludes that there is no identified asset in the Cloud Hash Rate arrangement and the Cloud Hash Rate arrangement does not meet the definition of a lease under IFRS 16.

44.	Regarding your proprietary mining, we note that you recognize revenue when you earn cryptocurrency reward as a result of performing mining activities with your own mining machines. Please confirm that these rewards are earned as a sole miner. If so, tell us what consideration you gave to paragraph 6 of IFRS 15 and how you meet all of the criteria in paragraph 9 of IFRS 15, including the consideration given to paragraph 10 of IFRS 15.

The Company respectfully advises the Staff that it participates in mining pools in its Proprietary Mining business. It does not earn mining reward as a sole miner.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 24, 2022 Page 14	Confidential

45.	Please clarify whether some or all of your proprietary mining activity is conducted with other third party pool participants and collectively provides transaction verification services to the blockchain network. If so, clearly disclose the reward sharing mechanism you select when participating in your own mining pools. Tell us the amount of rewards earned from mining and from fees for transaction verification. Disclose those amounts here and within your revenue discussion in your results of operation disclosure.

The Company respectfully advises the Staff that all of Bitdeer’s proprietary mining activities are conducted through mining pools and collectively, with other pool participants, provide transaction verification service to the blockchain network through the mining pools. Bitdeer itself does not own any mining pool. Set forth below are the reward sharing mechanisms utilized in the mining pools participated by Bitdeer.

Sharing mechanism	Reward for pool participant
FPPS	Expected block rewards[1]*(1+FPPS rate2)*Computation submitted by the participant /Whole blockchain workload*(1-Service fee rate set up by mining pool)
SOLO	When one pool participant successfully mines a new block, that specific pool participant’s net reward is as below: Block rewards[3]*(1-Service fee rate set up by mining pool)
PPS+	(Expected block rewards + Transaction verification service fee) *Computation submitted by the participant/Whole blockchain workload*(1-Service fee rate on block rewards set up by mining pool)

1.	Expected block rewards: expected new block rewards granted by the blockchain network, taken the bitcoin network as an example, 6.25 bitcoins in every 10 minutes approximately in the current halving cycle.

2.	FPPS rate: prior day verification service fee earned within the pool divided by prior day block rewards earned within the pool.

3.	Block rewards: actual rewards granted by the blockchain network to the successful miner when a new block is mined.

The Company further respectfully advises the Staff that as a pool participant to mining pools not owned by itself, Bitdeer does not disaggregate revenues earned between mining and transaction verification due to the following reasons:

(a)	As Bitdeer’s customers are mining pools and Bitdeer’s only performance obligation is to provide computing power to the mining pools, the aggregate reward the mining pools transfer to Bitdeer is the transaction price.

(b)	When a mining pool distributes cryptocurrency rewards to the pool participants, the mining pool does not separately disclose the amount of the reward from adding a block to the blockchain and the amount of reward from transaction verification.

(c)	During the years ended December 31, 2019 and 2020 and the six months ended June 30, 2021, 89.1%, 96.5% and 98.0% of the proprietary mining revenues, respectively, were generated from mining on the bitcoin blockchain, on which the transaction verification fee of each block is relatively stable and of a small amount compared to the block reward.

Note 15. Taxation, page F-85

46.	We note the applicable tax rate of 17% used for purposes of reconciling your effective tax rate. Please disclose the basis on which the applicable tax rate is computed. Refer to paragraph 81(c) of IAS 12.

The Company respectfully advises the Staff that paragraph 81(c) of IAS 12 requires the Company to explain the relationship between tax expense and accounting profit and the Company elects to explain the relationship in the form of a reconciliation between the effective tax rate and the applicable tax rate. Bitdeer uses 17% as the applicable rate because 17% is the statutory tax rate in Singapore, its headquarter and where substantial operations were conducted.

In response to the Staff’s comment, the Company has revised the disclosure on page F-86 of the Revised DRS.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 24, 2022 Page 15	Confidential

Note 19. Subsequent Events, page F-90

47.	You indicate that, in July 2021, 1,097,852,000 ordinary shares were allotted to employees in the form of restricted share units (“RSUs”). Please disclose the estimated fair value of the RSUs. Tell us how the estimated fair value per share compares to your valuations. In addition, disclose the amount, if any, of stock-based compensation expense expected to be recognized upon any acceleration of any unvested RSUs in connection with the consummation of the Acquisition Merger, as noted from your disclosure on page 5.

The Company respectfully advises the Staff that the 2021 Share Incentive Plan was approved and adopted by Bitdeer in July 2021, while RSUs were issued in two batches, one in August 2021 and the other in November 2021. The preliminary estimated fair value per share of the granted RSUs ranges between $0.17 and $0.27. For the batch of RSUs granted in November 2021, the corresponding 100% equity interest value of Bitdeer estimated was approximately $4.0 billion, which is close to the valuations.

None of the issued RSU is subject to the acceleration clause as mentioned in the description of the Acquisition Merger, which includes such clause as a framework clause for the agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-52 and F-92 of the Revised DRS.

General

48.	Throughout your prospectus/proxy statement, including your cover page and summary, you include lengthy, technical descriptions of the mechanics of your Business Combination. Much of this description is not necessary for an understanding of the material aspects of the Business Combination to shareholders of both companies. Please revise the forefront of your document to remove the technical descriptions of the agreements underlying the transaction in order to avoid investor confusion. Where retained, you should clearly explain the reasons for structuring the business combination in three steps with multiple merger subsidiaries (i.e. first SPAC merger, second SPAC merger and acquisition merger) with attention given to why an understanding of these three steps, and the entire process in general, is material to a shareholder’s vote or receipt of shares in the merger. For example, if tax considerations are the impetus for the three step structure, the importance of this should be clarified for investors of both companies.

In response to the Staff’s comment, the Company has simplified its disclosure to describe the material terms of the proposed Business Combination, the key steps involved and the reasons for utilizing the proposed multiple-merger structure. The revised disclosure can be found on pages 22, 23 and 116 to 119 of the Revised DRS.

Among other aspects, the Company has disclosed that the proposed multiple-merger structure, consisting of the Initial Mergers and the Acquisition Merger, was chosen by the parties to the Merger Agreement for business, legal and accounting reasons. Compared to its alternatives such as a reverse triangular merger, the proposed structure will enable BTG, the listed company upon consummation of the Business Combination, to qualify as a Foreign Private Issuer immediately upon Closing and prepare its financial statements in accordance with the International Financial Reporting Standards. Operationally, following the Business Combination conducted via the proposed structure, BTG will be a holding company that will operate Bitdeer’s current business through its subsidiaries, which is consistent with the expectations of Bitdeer and BSGA’s management in relation to post-Business Combination corporate and operational structure. In addition, the Initial Mergers that effect the exchange of BSGA Securities for BTG Class A Ordinary Shares are structured as a two-step merger in the form of the First SPAC Merger and the Second SPAC Merger to reduce the risk that holders will be subject to U.S. federal income tax on the exchange of their BSGA Securities for BTG Class A Ordinary Shares. The foregoing revised disclosure can be found on pages 22 and 116 of the Revised DRS.

*            *            *

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

If you have any questions regarding the Revised DRS, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Holding Company
Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.
Nicholas H.R. Dumont, Esq., Partner, Cooley LLP
Timothy Pitrelli, Esq., Partner, Cooley LLP
Danielle Bian, Partner, MaloneBailey, LLP
David Grossman, Partner, Marcum LLP
Derek Dostal, Esq., Partner, Davis Polk & Wardwell LLP
Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP